

May 4, 2018

Yanming Liu
Chief Executive Officer
Greenland Acquisition Corp.
Suite 906, Tower W1, Oriental Plaza, No. 1 East Chang'an Street
Dongcheng District, Beijing
People's Republic of China

> **Re: Greenland Acquisition Corporation**
> **Draft Registration Statement on Form S-1**
> **Submitted April 9, 2018**
> **CIK No. 0001735041**

Dear Mr. Liu :

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

General

1.   Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Summary, page 1

2.	We note your disclosure on page 5 that if you are unable to consummate your initial business combination within the applicable time period, you will redeem the public shares not more than ten business days thereafter. However, elsewhere in your filing you make reference to redemption within five business days if you are unable to complete your initial business combination within the applicable time period. Please advise.

Risk Factors, page 20

3.	We note disclosure in your Risk Factors section that does not appear to apply to your company. For example, we note your reference on page 57 to the operation of your variable interest entity in the online consumer finance marketplace industry, and we note your disclosure on page 58 that you currently have no plans to pursue any acquisitions in China or elsewhere in the world. Please revise or advise how such disclosure relates to your company.

Signatures, page II-5

4.	Please revise your signature page to have your principal accounting officer or controller and majority of your board of directors sign the registration statement in their individual capacities. These signatures should appear in the second signature block of the signature section. If someone has signed in more than one capacity, indicate each capacity in which he or she has signed.

	You may contact Aamira Chaudhry at (202) 551-3389 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or Laura Nicholson at (202) 551-3584 with any other questions.

					Division of Corporation Finance
					Office of Transportation and Leisure

cc: Stuart Neuhauser